At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Short-Term Municipal Bond Fund, Inc. on behalf of:

                                                  For            Against
     Strong Short-Term Municipal Bond Fund   17,254,793.483   1,164,617.177

                                               Abstain      Broker non-votes
                                             473,556.977      2,281,958.000